Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: August 29, 2014

TO:     TriQuint Employees
SUBJECT:     The Compass Part V: What’s Needed from Our Team

The Compass Part V: What’s Needed from Our Team
In this issue of The Compass, we will explore how our combined team can work together to help build a new leader in our industry. As NewCo, we’ll have an opportunity to contribute as individuals and teams to help create the most valuable company in our space. How we bring our talents together to create and deploy the processes, systems and infrastructure needed for an industry-leading company will help determine the heights we can achieve.
As NewCo prepares for launch, many of you will be asked to join cross-functional teams. We hope you’ll want to be part of this opportunity as we align on the best and most effective business processes, information technology, new technology and product development, manufacturing, business development, reporting systems, communications, and compensation/benefits to support our exciting journey together.
The strength of a cross-functional team is its ability to view a challenge from many different vantage points and draw on the broad base of experience of people from a variety of functions and locations to create solutions. The hard work and choices made by employees and these teams will be both challenging and rewarding and will set the stage for driving a strong and growing $2.5 billion+ industry leader. Teamwork is the key ingredient for NewCo to achieve its aspirations.
Because of the hundreds of inter-dependencies that individuals and teams will collaborate on to help ensure a smooth integration, our combination creates unique opportunities for personal growth. Many employees are already contributing to integration efforts that are beyond the scope of their ‘day jobs.’ Many more will be asked to do the same in the coming weeks and months. The integration is an opportunity to see how our work impacts other functions and to learn from each other, expanding our skills and knowledge as we build the most respected company in our space.
While working toward a successful integration, we’ll want to keep a close eye on the ball. RFMD and TriQuint should continue to provide excellent service to customers so that both companies begin Day One with strong customer relationships and positive momentum. Even as we devote time to the integration, employees can help assist colleagues and engage in the day-to-day activities that will help drive our respective businesses.
Between now and Day One, we should continue doing our jobs to the best of our ability. Sometimes this means picking up the slack where gaps exist. You might be asked to work with new people. If so, reach out to them, get to know them, help build relationships and form a new team. This is a rare opportunity that few get to experience: building on the legacy of two strong and well respected companies to create an even stronger new company with the scale, expertise and diversity to compete and win.
Among NewCo’s performance goals is to foster a culture of continuous improvement so that we move from "very good" to "excellent" in all that we do. To accomplish this, employees and teams should speak up if things are not working and work at their level to help resolve issues. It will take our entire global team and our depth and breadth of experience to achieve our true potential. Adding your voice will help define how great NewCo can truly be. In the meantime, thanks for helping to build the most valuable company in our space.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s shareholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The Registration/Joint Proxy Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10,

2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.